UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

ARMSTRONG FLOORING, INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Common Stock, par value $0.0001

(Title of Class of Securities)

04238R106

(CUSIP Number of Class of Securities)

Christopher S. Parisi

Senior Vice President, General Counsel & Secretary

2500 Columbia Avenue, P.O. Box 3025

Lancaster, Pennsylvania 17603

(717) 672-9611

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copy to:

Eric L. Cochran, Esq.

Steven J. Daniels, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP

Four Times Square

New York, New York 10036-6522

(212) 735-3000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$50,000,000	$6,060
(1)

Calculated solely for purposes of determining the amount of the filing fee. This amount is based upon the offer to purchase for not more than $50,000,000 in the aggregate of up to 4,901,960 shares of common stock of Armstrong Flooring, Inc. at the minimum tender offer price of $10.20 per share in cash.

(2)	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals $121.20 per million dollars of the value of the transaction.

☐

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form of Registration No.: N/A	Date Filed: N/A

☐	Check the box if filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer).
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer).

This Issuer Tender Offer Statement on Schedule TO (this “Schedule TO”) relates to the offer by Armstrong Flooring, Inc., a Delaware corporation (“Armstrong Flooring” or the “Company”), to purchase for cash up to $50,000,000 of its common stock, par value $0.0001 (the “Shares”), pursuant to (i) auction tenders at prices specified by the tendering stockholders of not greater than $11.70 per Share nor less than $10.20 per Share or (ii) purchase price tenders pursuant to which shareholders indicate they are willing to sell their Shares to the Company at the purchase price determined in the offer, in either case, net to the seller in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions described in the Offer to Purchase, dated May 17, 2019 (the “Offer to Purchase”), a copy of which is filed herewith as Exhibit (a)(1)(A), and in the related Letter of Transmittal (the “Letter of Transmittal,” which together with the Offer to Purchase, as they may be amended or supplemented from time to time, constitute the “Tender Offer”), a copy of which is filed herewith as Exhibit (a)(1)(B). This Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

The information contained in the Offer to Purchase and the Letter of Transmittal is hereby incorporated by reference in response to all the items of this Schedule TO.

Item 1. Summary Term Sheet.

The information under the heading “Summary Term Sheet,” included in the Offer to Purchase, is incorporated herein by reference.

Item 2. Subject Company Information.

(a) The name of the issuer is Armstrong Flooring, Inc. The address and telephone number of the issuer’s principal executive offices are: 2500 Columbia Avenue, PO Box 3025, Lancaster, Pennsylvania 17604, (717) 672-9611.

(b) The subject securities are Armstrong Flooring’s common stock, par value $0.0001 per share. As of May 14, 2019, there were 26,113,884 Shares issued and outstanding.

(c) Information about the trading market and price of the Shares is incorporated herein by reference from the Offer to Purchase under the heading “Section 8 — Price Range of Shares.”

Item 3. Identity and Background of Filing Person.

(a) The filing person to which this Schedule TO relates is Armstrong Flooring, Inc., the issuer of the Shares. The address and telephone number of Armstrong Flooring are set forth under Item 2(a) above. The names of the directors and executive officers of Armstrong Flooring are as set forth in the Offer to Purchase under the heading “Section 11 — Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares,” and such information is incorporated herein by reference. The business address and business telephone number of each director and executive officer of Armstrong Flooring are c/o Armstrong Flooring, Inc., 2500 Columbia Avenue, PO Box 3025, Lancaster, Pennsylvania 17604, (717) 672-9611.

Item 4. Terms of the Transaction.

(a)(1) The material terms of the transaction are incorporated herein by reference from the Offer to Purchase under the headings “Summary Term Sheet,” “Section 1 — Number of Shares; Purchase Price; Proration,” “Section 2 — Purpose of the Offer; Certain Effects of the Offer,” “Section 3 — Procedures for Tendering Shares,” “Section 4 — Withdrawal Rights,” “Section 5 — Purchase of Shares and Payment of Purchase Price,” “Section 6 — Conditional Tender of Shares,” “Section 7 — Conditions of the Offer,” “Section 9 — Source and Amount of Funds,” “Section 10 — Certain Information Concerning the Company,” “Section 11 — Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares,” “Section 14 — U.S. Federal Income Tax Considerations” and “Section 15 — Extension of the Offer; Termination; Amendment.” There will be no material differences in the rights of security holders as a result of this transaction.

(a)(2) Not applicable.

(b) The details regarding any purchases from an officer, director or affiliate of Armstrong Flooring are incorporated herein by reference from the Offer to Purchase under the heading “Section 11 — Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares.”

Item 5. Past Contracts, Transactions, Negotiations and Agreements.

(e) Information regarding agreements involving Armstrong Flooring’s securities is incorporated herein by reference from the Offer to Purchase under the heading “Section 11 — Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares.”

Item 6. Purposes of the Transaction and Plans or Proposals.

(a) Information regarding the purpose of the transaction is incorporated herein by reference from the Offer to Purchase under the headings “Summary Term Sheet” and “Section 2 — Purpose of the Offer; Certain Effects of the Offer.”

(b) Information regarding the treatment of Shares acquired pursuant to the Tender Offer is incorporated herein by reference from the Offer to Purchase under the heading “Section 2 — Purpose of the Offer; Certain Effects of the Offer.”

(c) Information about any plans or proposals is incorporated herein by reference from the Offer to Purchase under the headings “Summary Term Sheet,” “Section 2 — Purpose of the Offer; Certain Effects of the Offer” and “Section 11 — Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares.”

Item 7. Source and Amount of Funds or Other Consideration.

(a) Information regarding the source of funds is incorporated herein by reference from the Offer to Purchase under the heading “Section 9 — Source and Amount of Funds.”

(b) Financing will not be required in connection with the Tender Offer. There are no alternative financing arrangements or alternative financing plans.

(d) None of the consideration for the Tender Offer will be borrowed. Armstrong Flooring will use cash and cash equivalents to fund the Tender Offer.

Item 8. Interest in Securities of the Subject Company.

(a) The information under the heading “Section 11 — Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares” in the Offer to Purchase is incorporated herein by reference.

(b) The information under the heading “Section 11 — Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares” in the Offer to Purchase is incorporated herein by reference.

Item 9. Persons/Assets, Retained, Employed, Compensated or Used.

(a) The information under the headings “Summary Term Sheet” and “Section 16 — Fees and Expenses” in the Offer to Purchase is incorporated herein by reference.

Item 10. Financial Statements.

(a)-(b) Not applicable. The consideration offered consists solely of cash. The Tender Offer is not subject to any financing condition and Armstrong Flooring is a public reporting company under Section 13(a) of the Exchange Act that files reports electronically on EDGAR.

Item 11. Additional Information.

The Company will amend the Schedule TO to include documents that the Company may file with the Securities and Exchange Commission after the date of the Offer to Purchase pursuant to Sections 13(a), 13(c) or 14 of the Exchange Act and prior to the expiration of the Tender Offer to the extent required by Rule 13e-4(d)(2) of the Exchange Act.

(a)(1) The information under the heading “Section 11 — Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares” in the Offer to Purchase is incorporated herein by reference. The Company will amend this Schedule TO to reflect material changes to information incorporated by reference in the Offer to Purchase to the extent required by Rule 13e-4(d)(2) of the Exchange Act.

(a)(2) The information under the heading “Section 13 — Certain Legal Matters; Regulatory Approvals” in the Offer to Purchase is incorporated herein by reference.

(a)(3) The information under the heading “Section 13 — Certain Legal Matters; Regulatory Approvals” in the Offer to Purchase is incorporated herein by reference.

(a)(4) The information under the heading “Section 2 — Purpose of the Offer; Certain Effects of the Offer” in the Offer to Purchase is incorporated herein by reference.

(a)(5) None. The information under the heading “Section 13 — Certain Legal Matters; Regulatory Approvals” in the Offer to Purchase is incorporated herein by reference.

(c) The information set forth in the Offer to Purchase and the related Letter of Transmittal, as each may be amended or supplemented from time to time, is incorporated herein by reference.

Item 12. Exhibits.

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated May 17, 2019.

(a)(1)(B)	Letter of Transmittal.

(a)(1)(C)	Notice of Guaranteed Delivery.

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated May 17, 2019.

(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated May 17, 2019.

(a)(1)(F)	Summary Advertisement, dated May 17, 2019.

(a)(2)	None.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)	Press release announcing commencement of the Tender Offer, dated May 17, 2019.

(b)	None.

(d)(1)	Amended and Restated Armstrong Flooring, Inc. 2016 Long-Term Incentive Plan (incorporated herein by reference to Exhibit 4.3 to the Registration Statement on Form S-8 filed by the Company with the U.S. Securities and Exchange Commission on August 7, 2017).

(d)(2)	Form of 2016 Long-Term Performance—Based Restricted Stock Grant—Tier 1 Executive—Free Cash Flow (incorporated by reference to Exhibit 10.9 to the Company’s Quarterly Report on Form 10-Q filed with the U.S. Securities and Exchange Commission on August 12, 2016).

(d)(3)	Form of 2016 Long-Term Performance—Based Restricted Stock Grant—Tier 1 Executive—EBITDA (incorporated by reference to Exhibit 10.10 to the Company’s Quarterly Report on Form 10-Q filed with the U.S. Securities and Exchange Commission on August 12, 2016).

(d)(4)	Form of 2016 Long-Term Performance—Based Restricted Stock Grant—Free Cash Flow (incorporated by reference to Exhibit 10.11 to the Company’s Quarterly Report on Form 10-Q filed with the U.S Securities and Exchange Commission on May 9, 2016).

(d)(5)	Form of 2016 Long-Term Performance—Based Restricted Stock Grant—EBITDA (incorporated by reference to Exhibit 10.12 to the Company’s Quarterly Report on Form 10-Q filed with the U.S Securities and Exchange Commission on May 9, 2016).

(d)(6)	Form of 2017 Long-Term Performance—Based Restricted Stock Grant—Tier 1 Executive—Free Cash Flow. (incorporated by reference to Exhibit 10.1 to the Company’s Amended Quarterly Report on Form 10-Q/A filed with the U.S. Securities and Exchange Commission on May 9, 2017).

(d)(7)	Form of 2017 Long-Term Performance—Based Restricted Stock Grant—Tier 1 Executive—EBITDA. (incorporated by reference to Exhibit 10.2 to the Company’s Amended Quarterly Report on Form 10-Q/A filed with the U.S. Securities and Exchange Commission on May 9, 2017).

(d)(8)	Form of 2018 Long-Term Performance—Based Restricted Stock Grant—Tier 1 Executive—EBITDA (incorporated by reference to Exhibit 10.3 to the Company’s Quarterly Report on Form 10-Q filed with the U.S. Securities and Exchange Commission on May 8, 2018).

(d)(9)	Form of 2018 Long-Term Performance—Based Restricted Stock Grant—Tier 1 Executive—Free Cash Flow (incorporated by reference to Exhibit 10.4 to the Company’s Quarterly Report on Form 10-Q filed with the U.S. Securities and Exchange Commission on May 8, 2018).

(d)(10)	Form of 2018 Long-Term Time-Based Restricted Stock Grant—U.S. and Non-U.S. (incorporated by reference to Exhibit 10.7 to the Company’s Quarterly Report on Form 10-Q filed with the U.S. Securities and Exchange Commission on May 8, 2018).

(d)(11)	Form of 2019 Long-Term Performance—Based Performance Stock Unit Grant—Tier I – EBITDA (incorporated by reference to Exhibit 10.3 to the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2019 filed with the U.S. Securities and Exchange Commission on May 7, 2019).

(d)(12)	Form of 2019 Long-Term Performance—Based Performance Stock Unit Grant—Tier II—Cash Flow (incorporated by reference to Exhibit 10.4 to the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2019 filed with the U.S. Securities and Exchange Commission on May 7, 2019).

(d)(13)	Armstrong Flooring, Inc. 2016 Directors Stock Unit Plan (incorporated herein by reference to Exhibit 4.4 to the Registration Statement on Form S-8 filed by Armstrong Flooring, Inc. with the U.S. Securities and Exchange Commission on April 4, 2016).

(d)(14)	Form of Director Stock Unit Grant Agreement (incorporated by reference to Exhibit 10.18 to the Company’s Quarterly Report on Form 10-Q filed with the U.S Securities and Exchange Commission on May 9, 2016).

(d)(15)	Separation Agreement between Armstrong Flooring, Inc. and Donald R. Maier dated May 2, 2019 (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the U.S. Securities and Exchange Commission on May 3, 2019).

(d)(16)	Form of Time-Based Restricted Stock Unit Grant Agreement between Armstrong Flooring, Inc. and Larry S. McWilliams.

(g)	None.

(h)	None.

Item 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ARMSTRONG FLOORING, INC.

By:	/s/ Christopher S. Parisi
Name: Christopher S. Parisi
Title: Senior Vice President, General Counsel & Secretary

Date: May 17, 2019